UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated November 7, 2014, of North Atlantic Drilling Ltd. (the "Company"), announcing the Company, Seadrill and Rosneft Oil Company have mutually agreed to delay the previously announced transaction until the end of May 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: November 25, 2014	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - North Atlantic Drilling and Rosneft agree to delay closing of planned transaction

Hamilton, Bermuda, November 7, 2014 – On May 26 2014, North Atlantic Drilling Ltd. ("NADL" or the "Company") announced that it had entered into a transaction between NADL, Seadrill and Rosneft Oil Company ("Rosneft").  Further details in relation to the transaction were provided in the announcements that NADL made on July 30 2014 and August 22 2014.

NADL, Seadrill and Rosneft have mutually agreed to delay the announced transaction until the end of May 2015.  The break rights under the transaction have also been extended to the end of May 2015.  Both parties remain committed to the transaction.

NADL is an offshore harsh environment drilling company with focus on the North Atlantic region. The Company has eight drilling units in the fleet, including four semi-submersibles, a drillship, and three jack-up rigs. Seadrill Limited currently owns 70% of the outstanding shares and the company is listed on the New York Stock Exchange and on the Norwegian OTC exchange.